Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-152954

August 12, 2008

Pricing Term Sheet

6.000% Senior Notes due 2013

Issuer:	Ingersoll-Rand Global Holding Company Limited
Guarantor:	Ingersoll-Rand Company Limited
Size:	$600,000,000
Maturity:	August 15, 2013
Benchmark Treasury:	3.375% due July 31, 2013
Benchmark Treasury Price and Yield:	101-03 3.135%
Spread to Benchmark Treasury:	T+287.5bps
Yield to maturity:	6.010%
Price:	99.957% of face amount
Coupon:	6.000%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2009
Record Dates:	February 1 and August 1
Redemption Provisions:	Make-whole call at T + 45bps Change of control put at 101%
Settlement:	T+3; August 15, 2008
CUSIP:	45687AAB8
ISIN:	US45687AAB89
Ratings:	Baa1/BBB+ (Stable/Stable)

6.875% Senior Notes due 2018

Issuer:	Ingersoll-Rand Global Holding Company Limited
Guarantor:	Ingersoll-Rand Company Limited
Size:	$750,000,000
Maturity:	August 15, 2018
Benchmark Treasury:	4.000% due August 15, 2018
Benchmark Treasury Price and Yield:	100-27+ 3.895%
Spread to Benchmark Treasury:	T+300bps
Yield to maturity:	6.895%
Price:	99.857% of face amount
Coupon:	6.875%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2009
Record Dates:	February 1 and August 1
Redemption Provisions:	Make-whole call at T + 50bps Change of control put at 101%
Settlement:	T+3; August 15, 2008
CUSIP:	45687AAA0
ISIN: Ratings:	US45687AAA07 Baa1/BBB+ (Stable/Stable)

In addition to the notes described in the preliminary prospectus supplement dated August 12, 2008, the Issuer is also issuing a series of Senior Floating Rate Notes due 2010. Certain of the terms of the floating rate notes are described below. In addition to the terms described below, the following sections from the section of the preliminary prospectus supplement entitled “Description of Notes” also apply to the senior floating rate notes: the introductory paragraph, the second, third and fourth sentences in the first paragraph of “–General”, the second paragraph of “–General” and the last two sentences in the third paragraph of “–General”, “–Ranking”, “–Guarantee”, “–Certain Covenants”, “–Events of Default”, “–Tax Considerations”, “–Additional Issuances”, “–Registration of Transfer and Exchange” and “–Book-Entry System”, and the sections of the prospectus dated August 12, 2008 entitled “Description of the Senior Debt Securities”.

Senior Floating Rate Notes due 2010

Issuer:	Ingersoll-Rand Global Holding Company Limited
Guarantor:	Ingersoll-Rand Company Limited
Size:	$250,000,000
Maturity:	August 13, 2010
Benchmark:	3 month LIBOR
Spread to LIBOR	L+ 150bps
Price:	100% of face amount
Interest Payment Dates:	November 13, February 13, May 13 and August 13, commencing November 13, 2008
Record Dates:	November 1, February 1, May 1 and August 1
Settlement:	T+3; August 15, 2008
CUSIP:	45687AAC6
ISIN:	US45687AAC62
Ratings:	Baa1/BBB+ (Stable/Stable)

Description of the Senior Floating Rate Notes due 2010

The Senior Floating Rate Notes due 2010 will bear interest from and including August 13, 2008 at a rate per annum equal to the Initial Interest Rate (as defined below) and thereafter at an interest rate that will be reset as described below to a rate per annum equal to LIBOR (as defined below) plus 150bps per annum. Interest will be payable quarterly in arrears on November 13, February 13, May 13 and August 13 of each year, beginning November 13, 2008, to the holders of record on the preceding November 1, February 1, May 1 and August 1, whether or not such day is a business day.

The initial interest rate will be equal to L+150bps per annum to and excluding the first Interest Payment Date (the “Initial Interest Rate”). Interest shall be computed on the basis of the actual number of days in the relevant interest period and a 360-day year. The rate of interest on the Senior Floating Rate Notes due 2010 will be reset quarterly on each interest payment date (each an “Interest Reset Date”), beginning on November 13, 2008. The second London banking day preceding an Interest Reset Date will be the “Interest Determination Date” for that Interest Reset Date. The interest rate in effect on each day that is not an Interest Reset Date will be the interest rate determined as of the Interest Determination Date pertaining to the immediately preceding Interest Reset Date or the Initial Interest Rate, as the case may be. The interest rate in effect on any day that is an Interest Reset Date will be the interest rate determined as of the Interest Determination Date pertaining to that Interest Reset Date.

Wells Fargo Bank, N.A. shall act as calculation agent (together with its successors in that capacity, the “Calculation Agent”) in connection with the Senior Floating Rate Notes due 2010. The Calculation Agent shall serve as the calculation agent hereunder unless and until a successor calculation agent is appointed by the Company. The Calculation Agent will determine the interest rate (other than the Initial Interest Rate) on each Interest Determination Date by reference to LIBOR on such date. The following definitions shall be used by the Calculation Agent in its determination of the interest rate:

“London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(1) With respect to any interest determination date, LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months commencing on the related interest reset date that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on that interest determination date. If no such rate appears, then LIBOR, in respect of that interest determination date, will be determined in accordance with the provisions described in (2) below.

(2) With respect to an interest determination date on which no rate appears on Reuters Page LIBOR01, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the calculation agent, to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the interest determination date by three major banks in The City of New York (which may include affiliates of the underwriters) selected by the calculation agent for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related interest reset date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, LIBOR on the interest determination date will be the arithmetic mean of such rates. If fewer than two such rates are so provided, LIBOR on the interest determination date will be LIBOR in effect with respect to the immediately preceding interest determination date.

“Reuters Page LIBOR01” means the display that appears on Reuters (or any successor service) on page LIBOR01 (or any page as may replace such page on such service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.

All percentages resulting from any calculation of any interest rate for the Senior Floating Rate Notes due 2010 will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts would be rounded to the nearest cent, with one-half cent being rounded upward.

The Calculation Agent will, upon the request of any holder of the Senior Floating Rate Notes due 2010, provide the interest rate then in effect with respect to the Senior Floating Rate Notes due 2010. All calculations made by the Calculation Agent for the purposes of calculating interest on the Senior Floating Rate Notes due 2010 shall be conclusive and binding on the holders and us, absent manifest error.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.